September 9, 2010

Mr. Subick,

We have received your request to use information from past 10-K filings, as well as information which is posted on our website, www.ietecaflo.com.  We have reviewed the your S-1, including the following sections:  “Description of Business” and Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  At this time we are granting Sterilite Solutions, Corp., our consent to the use of our name as well as information which you have referenced in your filing.

Sincerely,

/s/ William Prince
William Prince
President
Integrated Environmental Technologies, Ltd.